Exhibit (d)(4)

[MERZ LETTERHEAD]

December 31, 2009

Mr. Dennis Condon

1875 South Grant Street

San Mateo, California 94402

Dear Dennis:

As we have discussed, Merz believes that your continuing role as President and Chief Business Officer of BioForm Medical, Inc., (and its successor, Merz Aesthetics US) (the “Company”) is critical following closing of the proposed acquisition by Merz (the “Closing”). Accordingly, we are pleased to extend an offer to you to continue your employment following the Closing on the following terms and conditions:

1.

Position. Your employment shall be with the Company in the position of President and Chief Business Officer. You shall devote your full time, ability, attention, energy and skills solely and exclusively to performing all duties as assigned or delegated to you by the Company that are not materially inconsistent with your position as President and Chief Business Officer, except as mutually agreed by you and the Company’s Chief Executive Officer. Notwithstanding the foregoing, nothing herein shall prevent you from (i) serving on the boards of directors of non-profit organizations, or with the prior written consent of the Board of Directors (which shall not be unreasonably withheld), other for profit companies; provided that you may continue to serve on the board of directors of Allure Medical Aesthetic Inc. and Apsara Medical Corporation, (ii) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing your passive personal investments, in each case, so long as such activities do not interfere or conflict with your duties hereunder or create a potential business or fiduciary conflict.

2.

Duties. Following the Closing, your duties and responsibilities will remain substantially the same as your duties and responsibilities immediately prior to the Closing; provided, however, that you will no longer have any duties or responsibilities with respect to operations of the Company outside of the United States (such duties, as may be enhanced over time in a manner not inconsistent with your position, to be referred to herein as the “Post-Closing Duties and Responsibilities”).

3.	Start Date. This offer is contingent upon the occurrence of the Closing, and its terms will take effect upon the Closing.

4.	Base Salary. Your annual base salary will be $330,000, which will be paid in accordance with the Company’s customary payroll practices. Your annual base salary may not be reduced.

5.

Integration Bonus. You will be eligible to receive an integration bonus of $83,000 in cash on the first anniversary of the Closing provided that, subject to Section 12 hereof, you continue to be employed by the Company until such date and there has been a successful integration of the Company and Merz by such date. The Company’s Chief Executive Officer and Merz have agreed that between the date hereof and the Closing they will mutually determine quantitative and qualitative metrics upon which to determine if there has been a successful integration of the Company and Merz by the first anniversary of the Closing.

6.

Short Term Incentive. For the Company’s fiscal year ending June 30, 2011, you will be eligible for an annual cash incentive bonus with a target amount of $165,000. The Company’s Chief Executive Officer and Merz have agreed that between the date hereof and the Closing they will mutually determine quantitative and qualitative metrics that will determine the actual annual cash incentive bonus payable to you. The annual cash incentive bonus will be payable at the same time that annual cash incentive bonus payments are generally made to the other senior executives of the Company and, subject to Section 12 hereof, will be contingent upon your continued employment with the Company until the date of payment.

7.

Long Term Incentive. Prior to July 1, 2010, the Company will work with the Company’s Chief Executive Officer to adopt a three year long-term incentive program for you commencing with the fiscal year ending June 30, 2011 and ending with the fiscal year ending June 30, 2013. Your target payout opportunity for such three year program shall be $450,000.

8.	Vacation, Holidays and Sick Leave. You will be entitled to the same annual vacation, holiday and sick leave allowance that you were entitled immediately prior to the Closing.

9.

Benefits; Reimbursement of Expenses. You will be entitled to participate in the pension, welfare and fringe benefit plans and arrangements that are made available by the Company from time to time to senior executives of the Company generally. The Company shall reimburse you in accordance with the Company’s expense reimbursement policy, for all reasonable out-of-pocket business expenses incurred by you in connection with the performance of your duties to the Company.

10.

Proprietary Rights and Confidentiality. As a condition of your continued employment with the Company, you must execute a new At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement in a

form that is substantially consistent with the current form of confidential information, invention assignment and arbitration agreement by and between you and BioForm Medical, Inc. This agreement must be signed prior to the date of the Closing. In the event of any conflict between the provisions of this offer letter and the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement, the provisions of this offer letter shall govern and control for all purposes.

11.

At-Will Employment. Your employment with the Company is entirely voluntary for both parties and either you or the Company may conclude the employment relationship at any time for any reason, with or without notice. No provision of this offer letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and the Board of Directors of the Company.

12.	Severance.

In the event that your employment with the Company is involuntarily terminated other than for “Cause” (as defined below) or on account of a “Constructive Termination” (as defined below) prior to the one year anniversary of the Closing, you will be entitled to (i) the Accrued Benefits, (ii) severance equal to continued payment of your then-current base salary for a period of twelve months following termination of employment, payable in accordance with the normal payroll practices of the Company, as in effect on the date of termination (but not less frequently than monthly), (iii) a pro rata, lump sum payment of your integration bonus described in Section 5 hereof (determined by multiplying the full amount of such integration bonus which would be due had you remained employed through the first anniversary of the Closing by a fraction, the numerator of which is the number of days following the Closing that you are employed by the Company and the denominator of which is 365), payable upon termination (subject to Sections 13 and 20 hereof), (iv) a pro rata, lump sum payment of the target amount of your annual cash incentive bonus described in Section 6 hereof (determined by multiplying the target amount of such bonus by a fraction the numerator of which is the number of days following the Closing that you are employed by the Company and the denominator of which is 365, which fraction shall not exceed one), payable upon termination (subject to Sections 13 and 20 hereof) (the “Pro Rata Bonus”), and (v) subject to your timely election under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, continued health benefits for you and your dependents (provided you pay premiums at the active employee rates) for a period of twelve months following such termination.

In the event that your employment with the Company is involuntarily terminated other than for Cause or on account of a Constructive Termination on or following the one year anniversary of the Closing, you will only be entitled to (i) the Accrued Benefits, (ii) severance equal to continued payment of your then-current base salary for a period of six months following termination of employment, payable in accordance with the normal payroll practices of the Company as in effect on the date of termination (but not less frequently than monthly), (iii) (x) if the termination of employment occurs during the fiscal year ending on June 30, 2011, the Pro Rata Bonus, or (y) if the termination of employment occurs after the fiscal year ending on June 30, 2011, a pro rata, lump sum payment of the target amount of your annual cash incentive bonus described in Section 6 hereof (determined by multiplying the target amount of such bonus by a fraction the numerator of which is the number of days that you are employed by the Company during the fiscal year in which your termination occurs, and the denominator of which is 365), payable upon termination (subject to Sections 13 and 20 hereof), (iv) a pro rata, lump sum payment in respect of your outstanding long-term incentive described in Section 7 hereof (based on the actual performance of the Company through your date of termination (with appropriate adjustments in the applicable performance metrics to reflect the shortened performance period as determined by the Company in good faith and in consultation with you)), payable upon termination (subject to Sections 13 and 20 hereof), and (v) subject to your timely election under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, continued health benefits for you and your dependents (provided you pay premiums at the active employee rates) for a period of six months following such termination.

The severance you receive under this Section shall be in lieu of any further payments to you hereunder or any severance, termination or similar plan of the Company or Merz and its affiliates.

“Accrued Benefits” shall mean the following benefits, payable in each case (other than as provided in clause (iv) of this definition) within 30 days following termination of employment, or such earlier date as may be required by applicable law (i) any unpaid base salary through the date of termination, (ii) reimbursement for any unreimbursed business expenses incurred through the date of termination, in accordance with Section 9, (iii) any accrued but unused vacation time, but only to the extent the Company policy so requires or is required by law; and (iv) all other vested payments, benefits or fringe benefits to which you are entitled under the terms of any applicable compensation arrangement or employee benefit plan of the Company.

“Cause” shall mean, (i) any material act of dishonesty during the course of your performance of your duties to the Company that is intended to result in your personal enrichment and which is materially injurious to the Company, Merz or its affiliates, (ii) your conviction of a felony, (iii) a willful act by you which constitutes gross misconduct and which is materially injurious to the Company, Merz or its affiliates, (iv) your continued willful failure to perform your lawful obligations as an executive officer of the Company, or (v) any material breach of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement. Any determination of Cause by the Company will be made by a resolution approved by a majority of the members of the Company’s Board of Directors, provided that no such determination may be made until you have been given written notice detailing the specific Cause event and a period of five (5) days following receipt of such notice to cure such event (if susceptible to cure) to the satisfaction of the Company’s Board of Directors, or, if such event is not so cured, an opportunity on at least five (5) days advance written notice to appear (with legal counsel) before the full Board of Directors of the Company to discuss the specific circumstances alleged to constitute a Cause event.

“Constructive Termination” shall mean a resignation by you of your employment within ninety (90) days following the occurrence of any of the following events: (i) without your written consent, a significant and material reduction of your Post-Closing Duties and Responsibilities (provided, however, that a reduction in duties or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not constitute a Constructive Termination), which is not cured by the Company within fifteen (15) days after you notify the Company of the event(s) that give rise to your right to resign on account of a Constructive Termination, (ii) without your written consent, the relocation of you to a facility or location more than thirty-five (35) miles from your then present workplace location (it being understood that the impact of removing your non-U.S. duties will not give rise to a relocation), or (iii) the Company’s failure to make any material payment hereunder when due, which is not cured by the Company within fifteen (15) days after you notify the Company of the event(s) that give rise to your right to resign on account of a Constructive Termination; provided, however, that in no event will any event under clause (i) of the foregoing definition of Constructive Termination constitute a Constructive Termination if such event occurs during the six month period immediately following the date of the Closing. For the avoidance of doubt, any closure of the current San Mateo workplace location and failure by the Company to provide a new workplace location within the thirty-five (35) mile radius thereof shall constitute a Constructive Termination hereunder.

13.

Release. As a precondition to the Company’s obligation, if any, to make severance payments pursuant to Section 12 (other than the Accrued Benefits), you agree to execute and deliver a general release of all claims against the Company in substantially the form attached hereto as Exhibit A that will become irrevocable no later than 60 days following your termination of employment (the “Release Expiration Date”). No amounts payable under Section 12 shall be paid until the first business day following the Release Expiration Date unless otherwise permissible under Section 409A of the Code (but in no event earlier than the date the release has become irrevocable). Any payment, distribution or other benefit that is delayed pursuant to the prior sentence shall be paid on the first business day following the Release Expiration Date.

14.

Waiver. By accepting this offer of employment you acknowledge and agree that for a period of six months immediately following the Closing, a resignation by you of your employment for any reason pursuant to clause (i) of the definition of a “constructive termination” under the terms of the 2007 Equity Plan or 2003 (Active) Stock Plan (and the underlying option agreements) of BioForm Medical,

Inc. or pursuant to clause (i) of the definition of Constructive Termination hereunder will not constitute a “constructive termination” under such equity plans (or the underlying option agreements) or a Constructive Termination hereunder. Notwithstanding the foregoing, following the expiration of the six-month period following the Closing, you will retain your rights under the 2007 Equity Plan or 2003 (Active) Stock Plan (and the underlying option agreements) of BioForm Medical, Inc. in accordance with the terms and conditions thereof to terminate your employment on account of a “constructive termination” thereunder by reason of a subsequent significant and material reduction of the Post-Closing Duties and Responsibilities occurring after the expiration of such six month period (provided, however, that a reduction in duties or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not constitute a Constructive Termination hereunder or a “constructive termination” under such equity plans). Nothing herein shall have any effect on your rights under the 2007 Equity Plan or 2003 (Active) Stock Plan (and the underlying option agreements) of BioForm Medical, Inc. in the event of a termination of your employment by the Company without “cause” at any time.

15.

Parachute Payments. In the event you become entitled to any benefits or payments in the nature of compensation (within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) under this offer letter or under any other plan, arrangement, or agreement with the Company (the “Payments”), and such Payments will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed), the Payments shall be reduced (but not below zero) to the Reduced Amount (as defined below), if so reducing the Payments under this offer letter will provide you with a greater net after-tax amount than would be the case if no such reduction were made. The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of the Payments without causing any of the Payments to be subject to the Excise Tax, determined in accordance with Section 280G(d)(4) of the Code. In the event that the Payments shall be reduced hereunder, they shall be reduced in the following order: salary continuation payments under this offer letter, pro rata, lump sum bonus payments under this offer letter and cancellation of accelerated vesting of stock options. For the avoidance of doubt, in the event that additional Payments subject to the Excise Tax are made to you after the application of the cutback in this Section 15, which additional Payments result in a greater aggregate net after-tax amount than would be the case if no such reduction had been made, the Company shall pay you an additional amount equal to the value of the Payments that were originally cut back. Such additional amounts shall be paid no later than March 15 of the calendar year following the calendar year in which the additional Payments were made.

16.

Governing Law; Disputes. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of California without regard to its choice of law provisions. While the Company hopes in each instance that its employment relationships will be free of controversy, disputes sometimes do arise. In the event any dispute arises between you and the Company, Merz or any of its affiliates or any employee of the Company, then, to the extent permitted by law, it shall be settled exclusively by binding arbitration in the State of California conducted by a single arbitrator in accordance with the Employment Arbitration Rules of the American Arbitration Association.

17.	Legal Fees. The Company agrees to reimburse you for any reasonable legal fees incurred by you in connection with entering into this offer letter, up to an aggregate amount of $10,000.

18.

Indemnification and D&O Insurance. The Company hereby agrees to indemnify you and hold you harmless to the extent provided under organizational documents of the Company to the same extent as other officers of the Company. This obligation shall survive the termination of your employment with the Company. The Company shall cover you under officers’ liability insurance both during and, while potential liability exists, after the term of your employment in the same amount and to the same extent as the Company covers its other officers.

19.

No Mitigation; No Set Off. In no event shall you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this offer letter, nor shall the amount of any payment hereunder be reduced by any compensation earned by you as a result of employment by a subsequent employer. The Company’s obligations to pay you amounts hereunder shall not be subject to set-off, counterclaim or recoupment of amounts owed by you to the Company or any of its affiliates.

20.

Miscellaneous. Any payments under this offer letter will be subject to all applicable withholding tax. The parties intend that this offer letter and any payment, distribution or other benefit hereunder shall comply with the requirements of Section 409A of the Code, or an exemption or exclusion therefrom, as well as any related regulations or other guidance promulgated by the U.S. Department of the Treasury or the Internal Revenue Service (“Section 409A”), to the extent applicable, and shall in all respects be administered in accordance with Section 409A; provided, that for the avoidance of doubt, this provision shall not be construed to require a gross-up payment in respect of any taxes, interest or penalties imposed on you as a result of Section 409A.

For purposes of this offer letter, you shall not be deemed to have terminated employment unless and until a separation from service (within the meaning of Treasury Regulation Section 1.409A-1(h)) has occurred. If you are a “specified employee” under Section 409A, no payment, distribution or other benefit provided pursuant to this offer letter constituting a deferral of compensation (within the meaning of Treasury Regulation Section 1.409A-1(b)) that is required to be delayed to comply with Code Section 409A(a)(2)(B)(i) shall be provided before the date that is six months after the date of such separation from service (or, if earlier than the end of such six-month period, the date of death of the specified employee). Any payment, distribution or other benefit that is delayed pursuant to the prior sentence shall be paid on the first business day following the six-month anniversary of the separation from service.

In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this offer letter. To the extent an amendment would be effective for purposes of Section 409A, the parties agree that this offer letter shall be amended to comply with Section 409A, and that any such amendment shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Section 409A. In no manner shall anything in this Agreement be construed as imposing a gross-up, indemnification or similar obligation on the Company with respect to Section 409A. Such amendment shall be retroactive to the extent permitted by Section 409A. Each payment under this offer letter shall be treated as a separate payment for purposes of Section 409A.

All reimbursements and in-kind benefits provided under this offer letter shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement shall be for expenses incurred during the time period specified in this offer letter, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made not later than the last day of your taxable year following the taxable year in which such expense was incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

21.

Entire Agreement. This offer letter constitutes the entire agreement between you and the Company, Merz and its affiliates with respect to the matters discussed herein and supersedes all prior agreements or understandings, including, without limitation, the offer letter between you and BioForm Medical, Inc., dated May 14, 2007, and any option agreement under the 2007 Equity Plan or 2003 (Active) Stock Plan of BioForm Medical, Inc.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If you wish to accept this offer of employment please sign in the space provided below. This offer expires on December 31, 2009. We look forward to supporting you to continue to build on the success of the Company and we are confident we will achieve great success under your leadership and direction.

Sincerely,

Merz GmbH & CO. KGaA

By:	/s/ Martin Zügel
Name:	Martin Zügel
Title:	Chairman of Management Board

By:	/s/ Hartmut Erlinghagen
Name:	Hartmut Erlinghagen
Title:	Member of Management Board and CAO

Agreed and Accepted:

By:	/s/ Dennis Condon
Dennis Condon
Date:

EXHIBIT A

Form of General Release

Dennis Condon (“Executive”) hereby agrees as follows:

1. Executive and Merz GmbH & CO. KGaA (“Merz”) entered into an offer letter, dated December 31, 2009 (the “Agreement”).

2. This general release will be a part of the Agreement.

3. In exchange for the benefits provided to Executive under the Agreement, he irrevocably and unconditionally forever releases and discharges BioForm Medical, Inc., (and its successor, Merz Aesthetics US) (the “Company”), its parent, subsidiary, and affiliated companies, Merz and its subsidiaries and affiliated companies and each of such entities’ successors, assigns, current and former employees, officers, directors, owners, shareholders, representatives, administrators, fiduciaries, agents, insurers, and employee benefit programs (and the trustees, administrators, fiduciaries and insurers of any such programs) (collectively, the “Released Parties”) from all actual or potential, known or unknown claims that he presently may have arising out of his employment with, and separation from, the Company. The claims that he is releasing include, for example and without limitation, claims under any federal, state or local common law, statute, regulation or law of any type (including under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967 (including the Older Workers Benefit Protection Act), the Americans With Disabilities Act, the Employee Retirement Income Security Act of 1974, the Worker Adjustment and Retraining Notification Act, the California Fair Employment and Housing Act, California Labor Code Section 200 et seq., and any applicable California Industrial Welfare Commission order); claims of employment discrimination or for breach of contract; any claims arising under or otherwise related to any other written or oral agreement between him and the Company (including but not limited to the Agreement); and claims for any other or further compensation, payments or benefits of any kind from any Released Party. Executive has not filed or caused to be filed any lawsuit, complaint, charge, grievance or any other proceeding against the Company with any court, agency or other tribunal and to the extent permissible by law, he promises never to do so based on any claims released in this section.

Executive expressly waives the protection of Section 1542 of the Civil Code of the State of California, which states that a general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

4. Executive has been given twenty-one (21) days to review this general release and has been given the opportunity to consult with legal counsel, and he is signing this general release knowingly, voluntarily and with full understanding of its terms and effects, and he voluntarily accepts the benefits under the Agreement for the purposes of making full and final settlement of all claims referred to above. If he has signed this general release prior to the expiration of the twenty-one (21) day period, he has done so voluntarily. He also understands that he has seven days after executing to revoke this general release, and that this general release will not become effective if he exercises his right to revoke his signature within seven (7) days of execution.

This general release will be governed by and construed in accordance with the laws of the State of California. If any provision in this general release is held invalid or unenforceable for any reason, the remaining provisions shall be construed as if the invalid or unenforceable provision had not been included.

5. The general release set forth in the preceding paragraphs is not intended to, and will not operate to, waive or limit Executive’s rights (a) to any vested benefits under any health and welfare plans or other employee benefit plans or programs sponsored by the Company or the Released Parties in which Executive or Executive’s dependents participate; (b) to any claim or cause of action to enforce Executive’s rights under the Agreement or this general release; (c) any rights Executive may have arising after the date this general release is executed; (d) any rights to indemnification that may exist from time to time under the organizational documents of the Company or under applicable law; (e) any rights or claims Executive may have that cannot be waived under applicable law; or (f) Executive’s right to director and officer insurance coverage, if any.

Dated:

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